[BUNGE LOGO]                                                           Exhibit 2

                                                 Contact:   Hunter Smith
                                                            Bunge Limited
                                                            1-914-684-3450
                                                            hsmith@bunge.com

                        Bunge Limited Forecasts Increased
                            Third Quarter Net Income

WHITE PLAINS, NY -- September 23, 2002 -- Bunge Limited (NYSE: BG), an integrated, global agribusiness and food company, today projected that net income for the quarter ending September 30, 2002 would be between $80 to $85 million, or $0.81 to $0.86 per share, reflecting an increase from its prior net income projection of $65 to $70 million, or $0.65 to $0.71 per share, provided on July 22, 2002.

         In the third quarter of 2001 Bunge earned net income of $57 million. Bill Wells, chief financial officer, stated: "We anticipate stronger performance for the third quarter across all of our businesses. We are projecting our 2002 fourth quarter net income to be within a range of $55 to $60 million, or $0.55 to $0.60 per share.

These forecasts are based on conservative assumptions about exchange rates in Brazil. Continued weakness in the Brazilian real may further positively impact results. In addition, the fourth quarter forecast does not include any impact from the acquisition of Cereol S.A. Closing the transaction earlier than originally anticipated may also positively impact our results for the fourth quarter."

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America. With its recently announced acquisition of Cereol S.A., Bunge will become the world's leading oilseed processing company.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-

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looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to complete the acquisition of Cereol and to integrate Cereol's operations; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

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